SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

___________________

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 2)

             TIM HELLAS TELECOMMUNICATIONS S.A.

(Name of the Issuer)

TIM Hellas Telecommunications, S.A.; Troy GAC Telecommunications, S.A.;

Apax Partners Europe Managers Limited; Apax Europe VI GP Co. Limited;

    TPG Advisors IV, Inc.; T3 Advisors II, Inc.; and Socrates Kominakis.

(Name of the Person(s) Filing Statement)

                   Ordinary Shares, Nominal Value €1.53 Per Share

                  American Depositary Receipts, each representing one Ordinary Share

(Title of Class of Securities)

                                            859823106

(CUSIP Number of Class of Securities)

TIM Hellas Telecommunications, S.A.

Attention: Michael Karakostas

66, Kifissias Avenue

15125 Maroussi

Athens, Greece

+30 210 615 8000

David Spuria, Esq. Texas Pacific Group 301 Commercial Street Suite 3300 Fort Worth, TX 76102 (817) 871-4000	Denise Fallaize Apax Europe VI GP Co. Limited 13-15 Victoria Road St. Peter Port Guernsey, C.I. GY1 3ZD +44 (0) 1481 735 820
Copies to:
William A. Groll Cleary, Gottlieb, Steen & Hamilton City Place House 55 Basinghall Street London EC2V 5EH England +44 (0) 207 614 2216	Robert Friedman, Esq. Dechert LLP 30 Rockefeller Plaza New York, NY 10112 (212)698-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule
13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of filing fee**
$325,214,470.98	$38,277.74

*Calculated solely for purposes of determining the filing fee. The transaction value was determined by multiplying 16,045,599 ordinary shares, nominal value €1.53 per share, of TIM Hellas Telecommunications, S.A., which represents all shares outstanding on the date hereof and not owned by Troy GAC, by €16.42475 per share, converted to U.S. dollars using an exchange rate of $1.234 for one Euro (as published in the Financial Times on September 1, 2005).

**The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction value by 0.0001177.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $38,277.74	Filing Party: TIM Hellas Telecommunications S.A.
Form or registration no.: Schedule 13E-3	Date filed: September 2, 2005

Introduction

This Amendment No. 2 (the “Amendment”) to the transaction statement on Schedule 13E–3 amends and supplements the original Schedule 13E-3 filed on September 2, 2005, as amended by Amendment No. 1 to the Schedule 13E-3 filed on September 12, 2005 (as amended, the “Schedule 13E-3”), by TIM Hellas Telecommunications S.A., a company organized under the laws of Greece (the “Company”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described in the Schedule 13E-3; Troy GAC Telecommunications, S.A., a company organized under the laws of Greece; Apax Partners Europe Managers Limited, a company organized under the laws of England, and Apax Europe VI GP Co. Limited, a company organized under the laws of Guernsey; TPG Advisors IV, Inc., a Delaware corporation, and T3 Advisors II, Inc., a Delaware corporation; and Socrates Kominakis, the managing director and a director of TIM Hellas (collectively, the “Filing Persons”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13E-3, including the definitive transaction statement attached as an exhibit to Amendment No. 1 to the Schedule 13E-3 (the “Transaction Statement”).

Item 1.	Summary Term Sheet

The fifth sentence of the first paragraph following the question “What will happen in the merger?” in the section entitled “Questions and Answers About the Merger” on page (i) of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following:

“The Apax shareholders are controlled by Apax Partners Europe Managers Limited and Apax Europe VI GP Co. Limited (which we refer to in this document, collectively, as the “Apax Entities”).”

The last sentence of the second paragraph following the heading “Purpose and Effects of the Merger (see p. 20)” in the section entitled “Summary Term Sheet” on page 2 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following:

“We refer to the holders of ordinary shares, ADSs and DDRs other than Troy GAC and its affiliates as the “public shareholders.” Any time in this document where we refer to public shareholders, we are referring to shareholders that are unaffiliated with Troy GAC and its affiliates.”

The last sentence of the paragraph in the section “Cautionary Statement Concerning Forward-Looking Information” on page 5 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following:

“In addition, except as required by law or the applicable regulations of the SEC, including with respect to our obligation to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to projections over time.”

Item 3.	Identity and Background of the Filing Persons.

The second sentence of the third paragraph following the heading “Troy GAC” in the section entitled “Information Concerning the Buyer Group” on page 33 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following:

“Apax Partners Europe Managers Limited is a company organized under the laws of England (“APEM”).”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The first sentence of the first paragraph following the heading “Background and Description of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 6 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following:

“In May 2003, Giancarlo Aliberti and Nikos Stathopoulos, a former colleague who is no longer employed by any affiliate of the Apax Entities, acting as representatives of the Apax Entities, met with representatives of TIM International, including Elisabetta Ripa, the assistant to the chief executive officer of TIM International, regarding a possible transaction involving TIM International’s stake in TIM Hellas. Following this meeting, Apax Partners Ltd., acting in its capacity as advisor to the investment fund Apax Europe V, submitted a preliminary, non-binding indication of interest in TIM International’s 80.87% stake in TIM Hellas. The indicative proposal, which was subject to customary terms and conditions including with respect to due diligence and other matters, contemplated an aggregate price of approximately €1.3 billion for 100% of the equity of TIM Hellas. Shortly thereafter, Ms. Ripa indicated to Mr. Aliberti that the proposal was not satisfactory to TIM International, and that discussions regarding TIM International’s stake in TIM Hellas on the indicative terms and conditions of the proposal would not be continued. However, Ms. Ripa indicated that TIM International was willing to provide more information in order to enable Apax Partners Ltd. or its affiliates to revise its proposal.

On June 25, 2003, Apax Partners Ltd., an affiliate of the Apax Entities, entered into a nondisclosure agreement with TIM International and its parent company, Telecom Italia Mobile S.p.A. under which the Apax Entities would be provided with certain confidential information in connection with the evaluation of a possible acquisition of the shares of TIM Hellas owned by TIM International. At the beginning of July 2003, representatives of the Apax Entities, including Mr. Aliberti, Mr. Stathopoulos and Michael Grabiner, held a second meeting with representatives of TIM International that included Marco De Benedetti, the chief executive officer of TIM International, and Ms. Ripa. Following this meeting, Apax Partners Ltd., acting in its capacity as advisor to the investment fund Apax Europe V, submitted a further preliminary, non-binding indication of interest in TIM International’s stake in TIM Hellas that valued 100% of the equity of the Company at approximately €1.7 billion. As with the previous indicative proposal, this proposal was subject to customary terms and conditions, including diligence and other matters. At the beginning of September 2003, Ms. Ripa contacted Mr. Aliberti to indicate that the board of directors of TIM International had decided it was not interested in selling the stake in TIM Hellas, as they considered the asset to be strategic for the Telecom Italia Mobile group.

In October 2004, Philippe Costeletos, acting as a representative of the TPG Entities, contacted a representative of an investment bank with a known relationship with TIM International to explore whether TIM International would consider a possible sale of its stake in TIM Hellas. In November 2004, the representative of the investment bank confirmed that TIM International would be interested in discussing a possible transaction. Mr. Costeletos then contacted Mr. Stathopoulous to determine whether the Apax Entities would be interested in a possible joint approach with the TPG Entities to a transaction involving TIM International’s stake in TIM Hellas. Mr. Stathopoulous confirmed an interest and, on November 24, 2004, Mr. Costeletos, acting as a representative of the TPG Entities, and Mr. Stathopoulos, acting as a representative of the Apax Entities, met to discuss jointly pursuing an acquisition of TIM International’s stake in TIM Hellas. On December 9, 2004, an affiliate of the TPG Entities entered into a nondisclosure agreement similar to that entered into by Apax Partners Ltd. regarding the evaluation of a possible acquisition of the shares of TIM Hellas owned by TIM International.

From November 2004 through February 2005, representatives of the Apax Entities, the TPG Entities and their advisors evaluated certain diligence information provided to them by TIM International regarding its stake in TIM Hellas. Representatives of the Apax Entities, including Messrs. Aliberti, Stathopoulos and Grabiner, and representatives of the TPG Entities, including Philippe Costeletos and Matthias Calice, held six meetings with representatives of TIM International, including Ms. Ripa and, at the last two of these meetings, Mr. De Benedetti. The terms of a possible transaction were discussed at these meetings. On December 20, 2004, the Apax Entities and the TPG Entities submitted a joint non-binding indication of interest in TIM International’s stake in TIM Hellas that valued 100% of the equity in the Company in a range of between €1.525 billion and €1.625 billion. This proposal was subject to customary terms and conditions, including diligence and other matters. Shortly thereafter, Mr. De Benedetti informed Messrs. Aliberti and Costeletos that the indication of interest was not acceptable to TIM International, but that TIM International was interested in continuing discussions regarding a possible transaction.

On February 1, 2005, Apax Partners Worldwide LLP, an affiliate of the Apax Entities, and Texas Pacific Group Europe LLP, an affiliate of the TPG Entities, entered into an exclusivity agreement with TIM International and its parent company Telecom Italia Mobile S.p.A. regarding discussions relating to the sale of TIM International’s stake in TIM Hellas. On February 23, 2005, representatives of the Apax Entities, the TPG Entities and their advisors attended management presentations in Rome at which the business of TIM Hellas and other matters were presented by, among others, Socrates Kominakis, the chief executive officer of TIM Hellas, and Ruggero Caterini, the former chief financial officer of TIM Hellas. During the first three weeks of March, representatives of the Apax Entities, the TPG Entities and their advisors performed additional diligence on TIM Hellas, and, from March 16, 2005 through March 20, 2005, engaged in discussions with representatives of TIM International, including Ms. Ripa, and its advisors on the structure and details of a possible purchase of TIM International’s stake in TIM Hellas.

On March 20, 2005, the Apax Entities and the TPG Entities, on behalf of the Apax shareholders and the TPG shareholders, submitted an offer to TIM International for its stake in TIM Hellas. The offer, which was subject to finalization of a stock purchase agreement and completion of bank financing documentation, included an aggregate price for TIM International’s stake in TIM Hellas of €1,112.7 million. The period during which the parties would remain in exclusive discussions regarding a transaction was extended at this time until March 31, 2005. No member of the Buyer Group has any knowledge of any competing bids received by TIM International for its stake in TIM Hellas.

From March 21, 2005 through April 2, 2005, representatives of the Apax Entities, including Mr. Aliberti, and the TPG Entities, including Mr. Costeletos, and their advisors negotiated with representatives of TIM International, including Ms. Ripa, and its advisors the final form of the stock purchase agreement and related matters.

On April 3, 2005, Troy GAC and TIM International entered into the stock purchase agreement relating to the ordinary shares of TIM Hellas owned by TIM International (we refer in this document to that agreement as the “Stock Purchase Agreement”).”

The last sentence of the sixth paragraph following the heading “Background and Description of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 7 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following:

“On September 14, 2005, the Apax shareholders and the TPG shareholders learned that Info-Quest was engaged in exclusive negotiations with another possible buyer regarding a possible acquisition of Q-Telecom. At that time, Info-Quest informed the Apax shareholders and the TPG shareholders that discussions regarding a possible transaction among the parties had ceased. Info-Quest did not indicate when the exclusivity period would end, or whether it expected to contact the Apax shareholders and the TPG shareholders regarding a possible transaction for Q-Telecom following the expiration of any exclusivity period. While it is possible that contacts regarding a possible transaction will resume at some point in the future between the Apax shareholders, the TPG shareholders and Info-Quest, there can be no assurance that discussions will begin again or that, if they did, an agreement for such an acquisition would be reached.”

The first two sentences of the ninth paragraph following the heading “Background and Description of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 7 of the Transaction Statement are amended by deleting the sentences and replacing them in their entirety with the following sentences:

“In early July, the Apax shareholders and the TPG shareholders were contacted by an investment banking firm that stated it represented Naguib Sawiris, an individual investor, who would be interested in meeting with them to discuss their investment in TIM Hellas.

The investment banker stated that Mr. Sawiris (who is referred to in this document as the “potential investor”) was considering a possible investment in TIM Hellas.”

The fourth sentence of the ninth paragraph following the heading “Background and Description of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 7 of the Transaction Statement is amended by deleting the words “an officer of” and replacing them with the words “a representative of.”

The second to last sentence of the ninth paragraph following the heading “Background and Description of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 7 of the Transaction Statement is amended by deleting the words “the company” and replacing them with the words “the potential investor.”

The tenth paragraph following the heading “Background and Description of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 8 of the Transaction Statement is amended by adding the following sentence at the end of the paragraph:

“At no point did the potential investor or its representative propose specifically to acquire any of the outstanding securities of TIM Hellas or provide the Apax shareholders or the TPG shareholders with a proposal to acquire all of the outstanding securities of TIM Hellas at a certain price or a range of prices.”

The first sentence of the eleventh paragraph following the heading “Background and Description of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 8 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following:

“Based on the statements of the representative of the investment bank and their contact with the potential investor, the Apax shareholders and the TPG shareholders felt that the investor’s interest in a transaction was highly conditional—given the significant conditions identified by the representative (and summarized in the previous paragraph) that would have to be satisfied before any eventual proposal would be forthcoming—and that it was unlikely that a feasible proposal would come out of any further discussions with the investor.”

The fourteenth paragraph following the heading “Background and Description of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 9 of the Transaction Statement is amended by adding the following four sentences at the end of the paragraph:

“In response to the letter from TCS Capital, the board of directors considered the letter in its evaluation of the fairness of the transaction. See the discussion below under “—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction.” Following the board meeting at which this was considered, the board of directors sent TCS Capital a letter, dated September 6, 2005, and signed by Mr. Argyros, the chairman of the board of directors of TIM Hellas and the only member of the board of directors who is neither an officer of the Company nor affiliated with the Apax Entities or the TPG Entities, informing TCS Capital that its letter had been considered and that the board’s views in response were set out in the preliminary transaction statement filed with the SEC, a copy of which was attached to the letter. On September 15, 2005, TCS Capital issued a press release stating, among other things, that it had evaluated the consideration to be paid in the merger and determined that, in its view, the merger was unfair and abusive to minority shareholders.”

The eighteenth paragraph following the heading “Background and Description of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 9 of the Transaction Statement is amended by adding the following sentences at the end of the paragraph:

“It is currently anticipated that any such purchases would be undertaken through an open market process in which Troy GAC or its representatives would review the TIM Hellas securities that are offered for sale or available at the time on the markets where TIM Hellas securities are publicly traded (ADSs on Nasdaq and DDRs on Euronext). In the event that shareholders holding securities on either exchange have offered to sell at a price at which Troy GAC would be willing to purchase such securities, Troy GAC may endeavor to pursue such open market purchases. As noted below under “Position of the Buyer Group Regarding the Fairness of the Transaction,” the Buyer Group considered whether such purchases would be fair to selling shareholders. TIM Hellas would not itself be engaged or otherwise involved in any such purchases and, accordingly, did not consider the fact that such purchases might occur as a factor in its fairness determination relating to the merger transaction.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

The second paragraph following the heading “Plans and Proposals for TIM Hellas” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 21 of the Transaction Statement is amended by inserting the following sentence after the second sentence of the paragraph:

“While these discussions have ceased and Info-Quest is engaged in exclusive discussions with another potential buyer, it is possible that negotiations for a transaction could resume.”

The third sentence of the second paragraph following the heading “Plans and Proposals for TIM Hellas” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 21 of the Transaction Statement is amended by deleting the word “progress” and replacing it with the word “resume.”

Item 7.	Purposes, Alternatives, Reasons and Effects.

The last sentence of the first bullet point in the second paragraph following the heading “Reasons for the Merger and Related Transactions” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 10 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following sentence:

“We anticipate that the merger will result in savings of at least €400,000 per year, based on savings of approximately €115,000 in legal fees, €95,000 in audit fees, €40,000 in personnel costs, €30,000 in listing fees and €120,000 in other fees (including fees paid to depositary banks, filing fees, shareholder identification fees, press release distribution fees and other costs).”

The second bullet point in the second paragraph following the heading “Reasons for the Merger and Related Transactions” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 10 of the Transaction Statement is amended by adding the following two sentences at the end of the bullet point:

“We anticipate that the interest expense relating to the financing raised for the transaction will offset all or substantially all income earned at the surviving company, and that the surviving company will be required to pay little or no income tax in the near future. Based on the income tax expense incurred by the Company in 2004 and estimated to be incurred for 2005 (in accordance with Greek tax regulations), it is anticipated that the tax pooling of interest deductions could result in cost savings (based on the effective tax rates in Greece for 2004, which we understand to be higher than the tax rates that may be applicable in the future) for the surviving company of approximately €30 million per year (including the pro rata portion thereof for the part of 2005 commencing on June 15, the effective date of the merger, if completed as described in this document).”

Item 8.	Fairness of the Transaction.

The third sentence of the third bullet point following the first paragraph following the heading “Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on pages 11-12 of the Transaction Statement is amended by replacing the date “April 3, 2005” with “April 1, 2005” in each of the three instances where the date occurs.

The third bullet point following the first paragraph following the heading “Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on pages 11-12 of the Transaction Statement is amended by adding the following at the end of the bullet point:

“The board based this belief on the following data provided by Morgan Stanley for cash acquisitions of minority stakes in comparable telecommunications companies.

Target	Acquiror	Premium to previous trading day	Premium to 3-month trading average	Premium to 6-month trading average	Premium to 12-month trading average
TIM	Telecom Italia	8.4%	20.8%	22.9%	22.8%
Panafon	Vodafone	0.3%	2.5%	4.2%	9.5%
Orange	France Telecom	17.7%	27.6%	30.4%	41.0%
Vodafone Telcel	Vodafone	4.2%	10.0%	11.4%	8.4%

Vodafone Libertel	Vodafone	2.8%	20.2%	31.6%	35.9%
Europolitan	Vodafone	1.7%	3.6%	5.7%	5.6%
Average (excluding Orange-France Telecom)		3.5%	11.4%	15.1%	16.4%

For purposes of comparison, Morgan Stanley excluded the premiums implied by France Telecom’s minority buyout of Orange because that transaction involved consideration in the form of France Telecom shares, unlike the other relevant transactions which were cash offers.”

The fifth bullet point following the first paragraph following the heading “Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 12 of the Transaction Statement is amended by deleting the bullet point and replacing it in its entirety with the following bullet point:

“•

The opinion of Morgan Stanley, dated August 24, 2005, which is summarized below under “Opinion of Morgan Stanley” and which is adopted by the board of directors of TIM Hellas, to the effect that as of the date of its opinion and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the €16.42475 per ordinary share in cash to be received in the merger by holders of ordinary shares (other than Troy GAC) was fair, from a financial point of view, to such holders.”

                The section following the heading “Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 12 of the Transaction Statement is amended by adding the following bullet point after the fifth bullet point following the first paragraph:

“•

The financial analyses performed by Morgan Stanley, which were presented to the board of directors of TIM Hellas on August 24, 2005 and are summarized below under “Opinion of Morgan Stanley,” and which are adopted by the board of directors.”

The second sentence of the second bullet point following the second paragraph following the heading “Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 12 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following sentence:

“The board of directors considered the letter from TCS Capital and noted, in this regard, that Morgan Stanley had delivered an opinion to the board on August 24, 2005 to the effect that, as at that date, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by holders of TIM Hellas ordinary shares (other than Troy GAC) in the merger was fair, from a financial point of view, to such holders and that, in arriving at that opinion, Morgan Stanley had, among other things, performed an analysis of comparable precedent transactions that indicated that the multiple to be paid by Troy GAC pursuant to the cash-out merger was in line with such comparable precedent transactions;”

The first sentence of the fourth paragraph following the heading “Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 13 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following sentence:

“In the course of reaching its determination to approve the merger and recommend it to the public shareholders, the board of directors of TIM Hellas considered the going concern value of the Company as set out in the financial analyses of TIM Hellas performed by Morgan Stanley but did not consider the liquidation value of the Company, because it considers the Company to be a viable going concern business.”

The first sentence of the sixth paragraph following the heading “Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 13 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following sentence:

“The foregoing discussion of the information and factors considered by the board of directors of TIM Hellas is not intended to be exhaustive but includes all the material factors considered by them.”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

The first sentence of the first paragraph, and the first sentence of the second paragraph, following the heading “Trading Range Analysis” in the section entitled “Opinion of Morgan Stanley” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 15 of the Transaction Statement are each amended by replacing the date “April 3, 2005” with “April 1, 2005” in the instance, and each of the three instances, respectively, where the date occurs.

The second paragraph of the section entitled “Comparable Companies Analysis” in the section entitled “Opinion of Morgan Stanley” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 15 of the Transaction Statement is amended by inserting the following sentence after the first sentence of the paragraph:

“The multiples so calculated for each of the comparable companies were as follows:

Multiple of Aggregate Value / EBITDA
	2005E	2006E
Cosmote	7.7x	6.9x
O2	6.6x	6.0x
Vodafone	6.0x	5.6x ”

The second paragraph of the section entitled “Comparable Companies Analysis” in the section entitled “Opinion of Morgan Stanley” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 15 of the Transaction Statement is amended by inserting the following sentence at the end of the paragraph:

“This resulted in adjusted Cosmote multiples of 5.8x and 5.2x for 2005 and 2006, respectively. Accordingly, the range of multiples used by Morgan Stanley in this analysis was 5.8x – 6.6x for 2005 and 5.2x – 6.0x for 2006.”

The fourth paragraph of the section entitled “Discounted Cash Flow Analysis” in the section entitled “Opinion of Morgan Stanley” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 16 of the Transaction Statement is amended by inserting the following at the end of the first sentence:

“, which was selected based on a review of long-term GDP growth expectations for Greece, Morgan Stanley's experience with analyzing telecommunications companies and its knowledge of the telecommunications industry in general. In addition, certain company-specific factors were taken into consideration, including TIM Hellas’ third position in a mature mobile market, recent performance of the business being worse than that of the market, and management’s business plan being at the high end of operating and financial performance benchmarks for third-placed European mobile operators.”

The fourth paragraph of the section entitled “Discounted Cash Flow Analysis” in the section entitled “Opinion of Morgan Stanley” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 16 of the Transaction Statement is amended by inserting the following at the end of the paragraph:

“Morgan Stanley chose the discount rates utilized in this analysis based upon an analysis of the weighted average cost of capital of selected comparable companies, taking into consideration certain company-specific factors, including small market capitalization, limited free float and liquidity, and no domestic stock market listing.”

The second sentence of the third paragraph of the section entitled “Analysis of Precedent Transactions” in the section entitled “Opinion of Morgan Stanley” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 17 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following:

“The multiples so calculated for each of the selected precedent transactions were as follows:

Target	Acquiror	Multiple of Aggregate Value / estimated EBITDA
TIM	Telecom Italia	7.4x
Panafon	Vodafone	6.2x
Orange	France Telecom	8.6x
Vodafone Telcel	Vodafone	6.3x

Vodafone Libertel	Vodafone	7.1x
Europolitan	Vodafone	6.8x

In determining the range of multiples to be applied in this analysis, Morgan Stanley eliminated the multiple in France Telecom’s minority buyout of Orange because that transaction involved consideration in the form of France Telecom shares, unlike the other precedent transactions which were cash offers. Accordingly, the range of multiples used by Morgan Stanley in this analysis was 6.2x – 7.4x. Morgan Stanley applied this range of multiples to TIM Hellas’ estimated 1 year forward EBITDA for 2005/2006, included in the financial forecasts prepared by the management of TIM Hellas.”

The section entitled “Analysis of Precedent Transactions” in the section entitled “Opinion of Morgan Stanley” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 18 of the Transaction Statement is amended by adding the following two paragraphs after the fifth paragraph of the section:

“As noted above, the management of TIM Hellas provided Morgan Stanley with certain financial projections to use in connection with its financial analyses and in rendering its fairness opinion. The financial projections provided by management to Morgan Stanley were based on management’s then-current understanding of and expectations for the business. This information had not been submitted to the board of directors of TIM Hellas for approval or review for accuracy and completeness in connection with the transaction. Included in this information were management’s estimates of revenues and earnings before interest, taxes, depreciation and amortization (EBITDA) for 2005 and 2006. Set forth below is the projected revenues and EBITDA for 2005 and 2006 (such EBITDA estimates were utilized by Morgan Stanley in certain of its financial analyses set forth above):

	Revenues	EBITDA
2005	€806 million	€226 million
2006	€839 million	€250 million

TIM Hellas does not as a matter of course make public any projections as to future revenues, earnings or other results. The information set forth above is not included in this document to influence your vote with respect to the merger; it is included only because it was provided to, and considered by, Morgan Stanley in connection with its financial analyses and rendering its fairness opinion. The projections set forth above were not prepared with a view toward public disclosure, and readers are cautioned not to place undue reliance on such information. In addition, these projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants or any other relevant accounting organization or regulatory board, or generally accepted accounting principles in the U.S. or Greece. The projections were based on numerous variables and assumptions made by management with respect to, among other things, population growth, penetration, industry performance, general business, economic, market and financial conditions and other matters, all of which are inherently uncertain and many of which are beyond management’s control. Accordingly, actual results are likely to vary significantly from those set forth above, and the inclusion of these projections in this document should not be regarded as a representation by TIM Hellas, or any of the other Filing Persons, that the projected results will be achieved.”

The third sentence of the third to last paragraph in the section entitled “Opinion of Morgan Stanley” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 19 of the Transaction Statement is amended by deleting the sentence and replacing it in its entirety with the following:

“In addition, in the course of its investment banking business, Morgan Stanley and its affiliates have provided in the past and may seek to provide in the future financial advisory and financing services to the private equity funds managed by the Apax Entities and the TPG Entities or their affiliates. Morgan Stanley and its affiliates have received, and may continue to receive, customary fees for the rendering of such services. Morgan Stanley's fees for its services to TIM Hellas in connection with the delivery of the fairness opinion described above are €500,000. The aggregate fees received by Morgan Stanley and its affiliates from entities controlled or managed by the Apax Entities and the TPG Entities or their affiliates during any period of time may be notable, but they are not significant when viewed in the context of the aggregate fees earned by Morgan Stanley and its affiliates from all financial advisory and financing services during the same period of time.

The Apax Entities and the TPG Entities note that Morgan Stanley is one of several investment banking and advisory firms that provide financial advisory and financing services to the private equity funds managed by the Apax Entities and the TPG Entities or their affiliates, each of which, during any period of time, may be expected to receive customary fees in comparable amounts for its services.”

The first sentence of the second to last paragraph in the section entitled “Opinion of Morgan Stanley” in the section entitled “Special Factors Relating to the Going Private Transaction” on page 19 of the Transaction Statement is amended by deleting the words “a customary fee” and replacing them with the words “the fee described above.”

Item 10.	Sources and Amounts of Funds or Other Consideration.

The second paragraph following the heading “Senior Secured Facility” in the section entitled “Financing for the Going Private Transaction” on page 38 of the Transaction Statement is amended by inserting the following sentence before the last sentence of the paragraph:

“The effective interest rate on amounts drawn under the Senior Secured Facility for the period from September 16, 2005 to October 6, 2005 is 5.108%.”

The second paragraph following the heading “Senior Unsecured Facility” in the section entitled “Financing for the Going Private Transaction” on page 39 of the Transaction Statement is amended by inserting the following sentence before the last sentence of the paragraph:

“The effective interest rate on amounts drawn under the Senior Unsecured Facility for the period from September 16, 2005 to October 6, 2005 is 7.608%.”

The second paragraph following the heading “PIK Facility” in the section entitled “Financing for the Going Private Transaction” on page 39 of the Transaction Statement is amended by inserting the following sentence before the last sentence of the paragraph:

“The effective interest rate on amounts drawn under the PIK Facility for the period from September 16, 2005 to October 6, 2005 is 10.608%.”

The paragraph following the heading “Refinancing of Existing Bridge Agreements” in the section entitled “Financing for the Going Private Transaction” on pages 40-41 of the Transaction Statement is amended by deleting the paragraph and replacing it in its entirety with the following paragraph:

“On September 19, 2005, affiliates of Troy GAC commenced an offering of Senior Secured Notes and Senior Notes, a portion of the proceeds of which will be used to repay all amounts drawn under the Senior Secured Bridge Facility and the Senior Unsecured Bridge Facility, as well as certain outstanding amounts owed under the PIK Bridge Facility. Following this repayment, the Senior Secured Bridge Facility and the Senior Unsecured Bridge Facility, including the undrawn commitments thereunder, will be canceled. It is currently anticipated that certain outstanding amounts under the PIK Bridge Facility will be partially refinanced by shareholder loans from an affiliate of Troy GAC, which in turn will fund such loans from equity contributions by the shareholders of Troy. The remaining outstanding amounts owed under the PIK Bridge Facility are expected to be refinanced with the proceeds of one or more offerings of long-term debt securities with terms similar to those of the PIK Bridge Facility. The refinancing would not impair Troy GAC’s ability to fund the purchase of shares and the payment for shares exchanged in the merger and to pay related fees and expenses. The Senior Secured Notes and Senior Notes being offered by affiliates of Troy GAC have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws”

Item 11.	Interest in Securities of the Subject Company.

The section entitled “Current Ownership of Ordinary Shares, ADSs or DDRs by the Buyer Group” following the heading “Additional Information” on page 42 of the Transaction Statement is amended by adding the following sentence at the end of the subsection:

“Except for shares held by Troy GAC, none of the Filing Persons, and none of their affiliates, holds any securities of TIM Hellas.”

Item 13.	Financial Information.

The section entitled “Historical Financial Data” following the heading “Information Concerning TIM Hellas” on page 31 of the Transaction Statement is amended by adding the following sentence to the second to last paragraph of the subsection:

“The ratio of TIM Hellas’ earnings to fixed charges for the period ended June 30, 2005 equaled 2.1x.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2005

TIM HELLAS TELECOMMUNICATIONS S.A.

By: /s/ Socrates Kominakis____
Name: Socrates Kominakis
Title: Chief Executive Offiicer

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2005

TROY GAC TELECOMMUNICATIONS, S.A.

By: /s/ Matthias Calice___
Name: Matthias Calice
Title: Director

By: /s/ Giancarlo Aliberti____
Name: Giancarlo Aliberti
Title: Director

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2005

APAX PARTNERS EUROPE MANAGERS LIMITED

By: /s/ Peter Englander____
Name: Peter Englander
Title: Director

By: /s/ Paul Fitzsimons ____
Name: Paul Fitzsimons
Title: Director

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2005

APAX EUROPE VI GP CO. LIMITED

By: /s/ Denise J. Fallaize____
Name: Denise J. Fallaize
Title: Director

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2005

TPG ADVISORS IV, INC.

By: /s/ David A. Spuria____
Name: David A. Spuria
Title: Vice President

T3 ADVISORS II, INC.

By: /s/ David A. Spuria____
Name: David A. Spuria
Title: Vice President

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2005

SOCRATES KOMINAKIS

By: /s/ Socrates Kominakis____

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Preliminary Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.*
(a)(2)	Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.**
(b)(1)

Senior Secured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy IV S.àr.l., Troy GAC Luxembourg, the Company and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(2)

Senior Subscription Agreement, dated as of April 3, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent (the “Subscription Agreement”) (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(3)

Subscription Letter Agreement, dated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent, amending the Subscription Agreement (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(4)

Senior Unsecured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg III, Troy II, Troy IV S.àr.l., Troy GAC and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(5)

PIK Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy PIK, Troy I S.àr.l. and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(c)(1)	Fairness Opinion of Morgan Stanley & Co. Limited, dated as of August 24, 2005.*
(c)(2)	Presentation of Morgan Stanley & Co. Limited to the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005.*

(c)(3)	Merger Report under Greek law of the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005.*
(c)(4)	Merger Report under Greek law of the board of directors of Troy GAC Telecommunications, S.A., dated as of August 24, 2005.*
(d)(1)	Draft Merger Agreement, dated July 21, 2005, between TIM Hellas Telecommunications S.A. and Troy GAC Telecommunications S.A.*
(d)(2)	Transformation Balance Sheet under Greek law of TIM Hellas Telecommunications, S.A., as of June 15, 2005.*
(d)(3)	Auditor’s Report of Ernst & Young Hellas under Greek law in respect of TIM Hellas Telecommunications, S.A., dated July 20, 2005.*
(f)	Not applicable.
(g)	Not applicable.

____________

*	Previously filed with the Schedule 13E-3 on September 2, 2005.
**	Previously filed with Amendment No. 1 to the Schedule 13E-3 on September 12, 2005.